
Mail Stop 7010

January 15, 2009

China Opportunity Acquisition Corp.
Attention: Harry Edelson, Chief Executive Officer
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677

**Re: Golden Green Enterprises Limited/China Opportunity Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 24, 2008
File No. 333-155312**

Dear Messrs. Edelson and Ying:

We have reviewed your filing and have the following comments.

Summary of the Proxy Statement/Prospectus, page 9

Interests of COAC's Directors, Officers and Others in the Merger, page 15

1.   We note your response to comment 9 in our letter dated December 10, 2008. In view of your new disclosure on page 16 and elsewhere in the prospectus that you "will not enter into any such arrangement that would have the effect of constituting a waiver of the voting requirement or the limitation on the maximum number of conversion shares," please tell us what kinds of transactions you believe you could still properly engage in to incentivize investors to vote for the transaction and explain in detail why you believe such transactions would not have the effect of constituting a waiver.

The Merger Proposal, page 50

BMCG Fairness Opinion, page 60

Ge Rui Comparable Companies Analysis, page 64

2.   We note your response to comment 18 in our letter dated December 10, 2008. We further note your revised disclosure on page 64 of the prospectus that, in performing its comparable companies analysis, BMCG considered the performance measures return-on-assets and return-on-equity. Please disclose the underlying quantitative data to which these performance measures were applied.

Note to Unaudited Pro Forma Condensed Combined Financial Information, page 82

3.   We have read your response to prior comment 23. You present the accrual of the dividend and the related reduction in stockholders' equity in the selected historical financial information but not in your historical financial statements. Please revise your filing to present the pro forma information alongside your historical balance sheet in the filing.

Liquidity and Capital Resources – Henan Green Complex Materials, page 104

4.   We have read your response to prior comment 30. Your revised disclosure does not identify or discuss key drivers behind the changes in your operating accounts. Specifically, you do not provide a robust discussion explaining the change in prepayments, accounts payable, inventories, receipts in advance and accrued liabilities and other payables as of September 30, 2008.

Exhibit 5.1 – Legal Opinion of Conyers Dill & Pearman

5.   Please have counsel revise its legal opinion in the following respects:

- Eliminate the assumptions contained in clauses (f), (g), (h) and (j) of the assumptions paragraph on page 2 of counsel's opinion. These assumptions are inappropriate for a legality opinion provided pursuant to Item 601(b)(5)(i) of Regulation S-K.

- Expand the scope of the legality opinion in the second numbered paragraph on page 3 of the opinion to cover all of the securities being registered (i.e., the ordinary shares, the warrants, the units and the purchase option).

- Revise the second numbered paragraph on page 3 of the opinion to replace "allotment" and "allotted" with "sale" and "sold." Please note that the opinion required by Item 601(b)(5)(i) of Regulation S-K is premised on the sale of securities.

- Regarding the non-assessable clause in the second numbered paragraph on page 3 of the opinion, either eliminate the parenthetical clause purporting to define "non-assessable" or expand the parenthetical clause to encompass claims of the company's creditors as well.

- Add an opinion as to whether the warrants, the units and the purchase option are binding legal obligations of the company. To the extent that the contractual provisions of these securities are governed by New York law or the laws of another jurisdiction, the opinion should be revised accordingly.

Please re-file the revised opinion as an exhibit to the registration statement. In addition, please note that before you can request acceleration of the effective date of the registration statement a signed and dated version of the opinion, which does not contain any blanks, must be on file as an exhibit to the registration statement.

General

6.   We note the acknowledgements made by counsel on your behalf at the conclusion of counsel's letter to us dated December 24, 2008. Notwithstanding these acknowledgements, please note that if you seek acceleration of the effective date of the registration statement, we will still require a letter from each registrant, in each case on company letterhead and executed by a duly authorized officer, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: David Alan Miller, Esq. (Via Facsimile 212-818-8881)